EXHIBIT 99.2

Account Description	Consolidated	Consolidated
	3/31/2026	12/31/2025
Current Assets
Cash and cash equivalents	2,284,647	127,756
Trade and other receivables	724,056	49,112
Other current assets	3,171,099	—
Inventories	229,644	383,709
Prepayment	254,507	161,417
Investments	—	—
TOTAL Current Assets	6,663,953	721,994

Non Current Assets
Property Plant And Equipment	107,257	114,806
Financial assets (Non-current)	35,852	35,056
Right-of-use assets - Oper	859,320	59,079
Right-of-use assets - Fin	(13,751)	—
Loan to shareholders (Non Current)	—	—
Intangibles	345,686	356,475
Deferred tax assets	—	—
Goodwill	—	—
TOTAL Non Current Assets	1,334,364	565,416

TOTAL ASSETS	7,998,317	1,287,410

Current Liabilities
Trade and other payables	1,577,922	1,897,019
Income tax payable	—	—
Lease liability	119,929	-42,153
Borrowings	508,629	777,053
Provisions (Current)	—	—
Other liabilities	—	—
Deferred revenue (Current)	—	—
TOTAL Current Liabilities	2,206,480	2,716,225

Non-Current Liabilities
Lease liability (Non-current)	747,691	—
Provisions (Non-current)	18,651	16,451
Borrowings(Non-current)	21,788	24,648
Contract liability (Non-current)	—	—
TOTAL Non-current Liabilities	788,130	41,099

TOTAL LIABILITIES	2,994,610	2,757,324

Equity
Contributed Equity	23,098,270	16,203,885
Retained earnings	17,919,303	(17,327,110)
Reserves	175,260	(346,689)
TOTAL EQUITY	5,003,707	(1,469,914)

Consolidated
3/31/2026

Sales revenue	1,354,742
Cost of goods sold	(403,519)
Gross margin	951,223

Operating expenses:
Contracted services	845,705
Salary and wages	274,326
Other general and administrative	432,572
Sales and marketing	65,402
Impairment expense	—
Total operating expenses	1,618,005

Profit from continusing operations	(666,782)

Other income/(expense):
Other income/(expense)	98,599
Interest income	102
Interest expense	(24,112)
Total other income/(expense)	74,589
(592,193)
Provision for income taxes	—

Net income	(592,193)

OCI	171,429

Comprehensive Income	(420,764)

Income(loss) per share
Basic	-0.42

Weighted average number of common shares outstanding
Basic	1,394,550

STATEMENT OF CASH FLOWS

CY	03/31/26	12/31/25
PY (31 Dec 2025)

OPERATING
Net income	(592,193)	(5,374,228)
Depreciation and amortization	85,821	365,776
Stock Compensation	—	1,516,628
Share insurance for services	6,894,385	1,031,700
Loss on write-off of assets	—	—
Shares issued to settle the loan	—	—
Accrued Interest Expense	16,858	(89,347)
Non-Cash Adjustment – ATO Interest	—	(186,292)
Changes in operating accounts:
Accounts receivable, net	(674,944)	(35,634)
Inventory, at cost	154,065	607,932
Prepaid expenses	(3,264,189)	394,989
Right-of-use liabilities	(38,342)	(142,201)
Deposits	(796)	(2,683)
Deferred tax assets	—	(68,208)
Accounts payable and accrued expenses	(319,097)	383,179
Deferred Revenue	—	—
Accrued employee benefits, non-current	2,200	(1,238)
CASH PROVIDED BY OPERATING ACTIVITIES	2,263,769	(1,599,627)

INVESTING
Purchase of equipment	—	(18,415)
Purchase of intangibles	—	—
Net activity on due from related parties	—	—
CASH PROVIDED BY INVESTING ACTIVITIES	—	(18,415)

FINANCING
Issuance of ordinary share, net of issuance costs	—	—
Receipts / (payments) on notes payable	(288,948)	1,047,017
CASH PROVIDED BY FINANCING ACTIVITIES	(288,948)	1,047,017

Fx	182,069	77,640

TOTALS	2,156,891	(493,385)